PINE VALLEY RELEASES FISCAL 2007 THIRD QUARTER RESULTS

VANCOUVER, BRITISH COLUMBIA, June 4, 2007 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) (the “Company” or “Pine Valley”) reports that it has released its results for the three and nine months ended December 31, 2006. The Company’s unaudited interim consolidated financial statements and its management’s discussion and analysis (“MD&A”) have been filed under the company profile on SEDAR at www.sedar.com.  The Company will not host a conference call and webcast in connection with this filing.

PINE VALLEY MINING CORPORATION

“Robert Bell”

Robert Bell

President and Chief Executive Officer

###

Contacts:

Robert (Bob) Bell

Martin Rip

President & Chief Executive Officer

Vice President Finance and CFO

(604) 682-4678

(604) 682-4678

Vancouver, British Columbia, Canada

Vancouver, British Columbia, Canada

Company e-mail contact:  pinevalley@pinevalleycoal.com